Livie and Luca

Profit and Loss
January - December 2020

	TOTAL
Income	
Merchandise Sales	
Online Sales	4,448,718.47
Returns/Chargebacks	-113,770.10
Sample Revenue	2,213.68
Wholesale Sales	1,413,725.12
Total Merchandise Sales	**5,750,887.17**
Total Income	**$5,750,887.17**
Cost of Goods Sold	
Bar Code Expense	1,833.32
Commissions	70,839.27
Freight In	174,380.64
Freight Out	681,588.68
Fulfillment	309,944.69
Materials	1,997,195.27
Lab Tests	10,005.57
Quality Control	20,355.54
Total Materials	**2,027,556.38**
Merchant Fees	202,053.82
Samples	15,346.05
Total Cost of Goods Sold	**$3,483,542.85**
GROSS PROFIT	**$2,267,344.32**
Expenses	
Business Expense	
Automobile Expense	541.09
Business Gifts	58.29
Computer and Internet Expenses	51,473.62
Dues and Subscription	34,476.99
Insurance Expense	11,682.62
License & Fees	6,563.39
Meals and Entertainment	622.50
Penalties & Late Fees	156.71
Professional Development	11,950.42
Professional Fees	691.87
Accounting Expense	69,716.46
Legal	75,149.47
Professional Fees.	264,582.46
Total Professional Fees	**410,140.26**
Property Tax	75.32
Repairs and Maintenance	138.57
Research and Development	10,579.36

Livie and Luca

Profit and Loss
January - December 2020

	TOTAL
Sales&Use Tax Expense	41,504.91
Travel	7,076.80
Travel Meals	4,929.89
Total Travel	**12,006.69**
Total Business Expense	**591,970.74**
Office Expense	
Cleaning	1,200.00
Equipment Lease	2,542.21
Misc Office Expense	2,863.49
Office Supplies	8,426.64
Postage and Delivery	119.01
Printing and Reproduction	6,188.43
Rent Expense	53,228.94
Telephone Expense	3,930.25
Utilities	1,682.23
Total Office Expense	**80,181.20**
Personnel Expense	
401 K	-18,999.96
Cell Phone Use Reimbursement	8,645.00
Employee Benefits	0.00
Employee Relations	4,547.75
Employee Training	3,312.50
Health Insurance	52,301.79
Outside Services	243,231.18
Payroll Service Fees	6,389.09
Payroll Taxes	71,497.62
Salaries & Wages.	822,995.31
Workers Comp	4,711.49
Total Personnel Expense	**1,198,631.77**
Promotional Costs	
Advertising and Promotion	432,624.95
Customer Service	31,511.24
Footwear Design	11,094.81
Graphic Design	3,841.34
Marketing	101,838.40
Photography	3,535.31
Tradeshow	5,899.54
Total Promotional Costs	**590,345.59**
Total Expenses	**$2,461,129.30**
NET OPERATING INCOME	**$ -193,784.98**

Livie and Luca

Profit and Loss
January - December 2020

	TOTAL
Other Income	
Non Taxable Loan Forgiveness	261,520.70
Other Income	35,899.70
Other Income-CoVid Subsidy	10,000.00
Total Other Income	**$307,420.40**
Other Expenses	
Amortization Expense	17,025.90
Bank Charges	3,045.67
Charitable Contributions	0.00
Depreciation Expense	0.00
Interest Expense	89,113.17
Loan Fee	0.00
Other Expense	7,659.78
State Tax	13,169.00
Total Other Expenses	**$130,013.52**
NET OTHER INCOME	**$177,406.88**
NET INCOME	**$ -16,378.10**